August 23, 2016	VIA EDGAR

Jennifer Thompson, Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Best Buy Co., Inc.
Form 10-K for the Fiscal Year Ended January 30, 2016
Filed March 23, 2016
Form 8-K filed May 24, 2016
File No. 1-09595

Dear Ms. Thompson:

On behalf of Best Buy Co., Inc. ("Best Buy," "we," "us" or "our"), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") concerning the above-referenced Form 10-K and Form 8-K, as set forth in your letter dated August 10, 2016. For convenience, the staff's comments are shown below in bold text, followed by Best Buy's responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2016 Results Compared With Fiscal 2015, page 33

1.     Please address the following comments related to your extended protection plans:

•
You quantify on page 33 the amount of fiscal 2016 profit-share revenue related to your extended protection plans managed by third party insurers. You partially attribute the "unusually strong performance" of the portfolio during fiscal 2016 to "changes in the design of our extended service plans." Explain to us in greater detail the nature of the changes made to your extended service plans that increased profit-share revenues. Additionally, as this revenue stream has no associated costs and equally impacts your operating income, tell us how you considered disclosing the amount of profit-share revenue recognized in the prior fiscal years presented so that investors can better understand how this revenue stream impacts your profitability rather than simply stating the amount was "substantially higher than for prior periods."

•
We note that you previously quantified within your periodic filings the amount of service and commission revenues earned from the sale of extended warranties. Since it appears the sale of extended warranties materially impacts your operating and pre-tax income, tell us why you removed this disclosure and why such quantified information would not be useful to investors. Furthermore, since it appears that profit-share revenues represent only a portion of your total extended protection plan revenues, quantify for us the total amount of fiscal 2016 revenue attributable to extended protection plans. To the extent that you have revenue streams with no associated costs, such that they equally impact revenue and operating income, quantified discussion and analysis of such revenue streams may be necessary to provide investors with an understanding of the material factors driving changes in your profitability.

Response:

Our profit-share revenue is based on the annual performance of the portfolio of extended warranty plans operated by our third party insurer. The aforementioned changes in the design of these extended warranty plans primarily related to the introduction of service fees (deductibles paid by customers for each claim) and greater limitations on the number of allowable claims per policy. These changes had the effect of generating additional portfolio income (service fees) and reduced claim frequencies, both of which increased the profitability of these policies and the overall portfolio, which we contractually share with the third party insurer.

In fiscal 2016, the profit-share revenue was $148 million, compared to $10 million in fiscal 2015 and $14 million in fiscal 2014.The amount of profit-share revenue for prior years had an immaterial impact to revenue and operating income, which we concluded did not require further disclosure. In our fiscal 2016 MD&A, we disclosed the fiscal 2016 profit share of $148 million, stated that it was "substantially higher than for prior periods" and explained the causes of the increase. We also disclosed that the increase in the profit-share had an equal impact on revenue and operating income.

In footnote 1 to our fiscal 2016 consolidated financial statements, we did not disclose the quantification of revenue earned from the sale of extended warranty plans because it was not a significant percentage of our overall revenue. The percentage of our revenues that related to extended warranty plans, including any profit-share earned from third party insurers, was 2.3%, 2.1% and 2.2% for fiscal periods 2016, 2015 and 2014, respectively. In future filings, we will disclose the percentage of our revenues that relate to extended warranty plans - consisting of net commission and profit-share - within the revenue recognition section of footnote 1. In addition, we expect to provide a quantified discussion and analysis of the impact of any material variances on revenue and income within our MD&A.

2.
We note the analysis of your domestic segment’s increase in gross profit on pages 34-35. In addition to the litigation settlement proceeds received in 2016, you indicate that 12 different factors contributed to the increase in your gross profit rate, six of which contributed to a higher gross profit rate and six of which partially offset the increase in your gross profit rate. Given the large number of items identified as impacting your gross profit rate, we believe it may be difficult for investors to understand the relative significance of each item. Please consider whether each of the 12 additional factors listed had a material impact on your domestic segment’s gross profit rate. For those factors that materially impacted your gross profit rate, please revise your disclosure to more clearly indicate the relative significance of each item. We believe a best practice in clarifying the relative significance of each item is to quantify its impact.

Response:

The primary drivers of the Domestic segment gross profit rate increase for fiscal 2016 were the disclosed CRT/LCD litigation settlement proceeds and the profit-share revenue discussed in Comment 1 above, both of which were quantified and explained in our MD&A. The remaining items disclosed, which were not material individually or in aggregate, were disclosed in the order of magnitude as stated on page 26. In future filings, we will clarify the relative significance of variance drivers or not disclose immaterial drivers.

Non-GAAP Financial Measures, page 40

3.
Footnote 4 to your non-GAAP table indicates that you calculate the income tax impact of your non-GAAP adjustments "using the statutory tax rates in effect during the period." Given that you operate in several different countries and that the effective tax rate applied to your non-GAAP adjustments varies significantly from year to year, this description does not appear sufficiently detailed to allow an investor to understand the effective tax rate applied to the non-GAAP adjustments in any one year. Please revise future filings to better explain this matter. In doing so, please consider disclosing each material non-GAAP adjustment’s country of origin and the statutory tax rate of such country.

Response:

In future filings, we will revise our non-GAAP disclosures to state that, since we have operations in several countries, the effective tax rate applied to our non-GAAP adjustments could vary based on tax rates applicable to each country. In addition, we will disclose the country and applicable tax rate for material non-GAAP adjustments.

Financial Statements for the Fiscal Year Ended January 30, 2016

2. Discontinued Operations, page 69

4.	Please provide us with your calculation of the $99 million gain on sale of your Five Star business.

Response:

The $99 million gain on sale of our Five Star business is calculated as follows:

February 13, 2015
Purchase price	$396
Disposed of balance sheet assets and liabilities, net	(345)
Cumulative translation adjustment due to disposition	67
Noncontrolling interest ("NCI")*	(17)
Transaction costs and other	(2)
$99
* Balance includes the buy-out of minority interest holder and the elimination of existing NCI balance

10. Income Taxes, page 85

5.
Please separately reconcile for us the pre-tax foreign and domestic earnings from continuing operations amounts disclosed on page 85 with the Domestic and International segment operating income amounts disclosed on page 89.

Response:

The reconciling items between the pre-tax earnings from continuing operations of our entities based in the United States and outside the United States (page 85), and our Domestic and International segment operating income (page 89) are explained as follows:

•
The pre-tax earnings from continuing operations of $1,310 million for our entities based in the United States on page 85 comprises of the $1,585 million operating income of our Domestic segment (per page 89), less $204 million of operating income for certain operations included within our Domestic segment but based in foreign tax jurisdictions, primarily relating to sourcing products into the United States, and $71 million of other expense related to entities based in the United States, as our segment disclosure on page 89 is only to operating income by segment.

•
The pre-tax earnings from continuing operations of $0 million for our entities based outside the United States on page 85 comprises of the $210 million operating loss of our International segment (per page 89), offset by $204 million of operating income included in our Domestic segment but based in foreign tax jurisdictions (as noted above) and $6 million of other income related to entities based outside the United States.

6.
Please tell us and disclose in future filings the reasons for the $35 million reduction in your valuation allowance recorded during fiscal 2016. If the reduction is associated with your Five Star disposition, tell us how you determined, if true, that the valuation allowance adjustment should be classified within continuing operations. See ASC 740-10-45-20, ASC 740-20-45-3, and ASC 740-10-55-38.

Response:

The $35 million reduction in our valuation allowance was primarily related to the associated reduction in our international net operating loss carryforwards included in our deferred tax asset as detailed in the deferred tax assets and liabilities table on page 86. Of the $35 million reduction, approximately $18 million related to a valuation allowance for Five Star. This valuation allowance fully offset related deferred tax assets for Five Star. At the time of disposition of Five Star, these amounts were written-off with no impact to income from continuing operations or discontinued operations. In future filings, we will provide additional explanation related to any material changes in the valuation allowance.

Form 8-K filed May 24, 2016

7.	Please refer to your press release furnished under Item 2.02 of Form 8-K. We have the following comments:

•
Please refer to your calculation of non-GAAP ROIC which adds back rent expense to operating income in order to treat your operating leases as though they were capitalized. Since it appears that rent expense may be a normal, recurring, cash operating expense necessary to operate your business, your disclosure of this measure may be inconsistent with Question 100.01 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next filing.

Response:

We have evaluated the guidance within Question 100.01 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. We define non-GAAP ROIC as our non-GAAP net operating profit after tax divided by our average invested capital using the trailing 4-quarter average. In the context of this financial measure, we do not believe the adjustments related to operating leases are misleading or are inappropriately adjusting for normal, recurring, cash operating expenses. The purpose of the adjustment is to capitalize our existing operating leases as part of our non-GAAP ROIC calculation to provide a more meaningful comparison with our peers and to account for differences in capital structure. The use of a multiple of rent expense to calculate the adjustment for capitalized operating lease obligation is a commonly used method of estimating the debt we would record for our leases that are classified as operating if they had met the criteria for a capital lease or we had purchased the property. We believe non-GAAP ROIC is a useful financial measure for investors in evaluating the efficiency and effectiveness of our use of capital and believe non-GAAP ROIC is an important component of shareholders' return over the long term.

We acknowledge that non-GAAP ROIC is not a measure of financial performance under GAAP and should be considered in addition to, and not as a substitute for, return on assets, net earnings, total assets or other financial measures prepared in accordance with GAAP. Our method of determining non-GAAP financial measures may differ from other companies' methods and therefore may not be comparable to those used by other companies. In future filings, we will include clarifying disclosures on our definition, calculation and use of the non-GAAP ROIC measure.

•
Please refer to your disclosure of forward-looking "Q2 FY17 Financial Guidance" which includes a non-GAAP effective tax rate and non-GAAP diluted EPS. It appears that your disclosure may be inconsistent with the guidance in Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance when preparing your next filing.

Response:

A reconciliation of the our projected non-GAAP effective tax rate and non-GAAP diluted EPS, which are forward-looking non-GAAP financial measures, to the most directly comparable GAAP financial measure was omitted from our release because we are unable to provide such reconciliation without unreasonable effort. The inability to provide a reconciliation is due to the uncertainty and inherent difficulty regarding the occurrence, the financial impact and the periods in which the non-GAAP adjustments may be recognized. These GAAP measures may include the impact of such items as restructuring charges; litigation settlements; asset impairments, gains and losses; and the tax effect of all such items. Historically, we have excluded these items from our non-GAAP financial measures. We currently expect to continue to exclude these items in future disclosures of non-GAAP financial measures and may also exclude other items that may arise (collectively, “non-GAAP adjustments”). The decisions and events that typically lead to the recognition of non-GAAP adjustments, such as a decision to exit part of our business, the early retirement of an asset or reaching settlement of a legal dispute, are inherently unpredictable as to if or when they may occur. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results. In future filings, we plan to disclose that it is not possible to provide forward-looking guidance for certain GAAP financial measures without unreasonable effort, together with an explanation of the key reasons for this and the potential significance of such unavailable information.

Best Buy Co., Inc. ("Best Buy") hereby represents that:

•	Best Buy is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Best Buy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we can assist with your review of this letter, or if you have any questions regarding the information set forth herein, please telephone me at (612) 291-6774.

Sincerely,

/s/ CORIE BARRY

Corie Barry
Chief Financial Officer

cc:	Andrew Blume, U.S. Securities and Exchange Commission
Hubert Joly, Best Buy Co., Inc.
Mat Watson, Best Buy Co., Inc.
Kaki Murphy, Deloitte & Touche LLP
John Ericson, Simpson, Thacher & Bartlett LLP